UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Alphatec Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02081G102

(CUSIP Number)

Tyson E. Marshall

Director of Legal Affairs

5818 El Camino Real

Carlsbad, CA  92008

(760) 494-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02081G102

☐

1	NAMES OF REPORTING PERSONS. Patrick S. Miles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,327,434 shares
	8	SHARED VOTING POWER 500,000 shares
	9	SOLE DISPOSITIVE POWER 1,327,434 shares
	10	SHARED DISPOSITIVE POWER 500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,434 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02081G102

1	NAMES OF REPORTING PERSONS. MOM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 500,000 shares
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 500,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5818 El Camino Real, Carlsbad, California 92008.

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed by Patrick S. Miles and MOM, LLC, a Georgia limited liability company (“MOM, LLC”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Patrick S. Miles is the manager of MOM, LLC.  By virtue of this relationship, Mr. Miles may be deemed to beneficially own the shares of Common Stock owned directly by MOM, LLC.

(b)	The principal business address for Patrick S. Miles is 5818 El Camino Real, Carlsbad, California 92008. The principal business address for MOM, LLC is P.O. Box 1412, Rancho Santa Fe, California 92067.

(c)

The principal occupation of Mr. Miles is serving as the Issuer’s Director and Executive Chairman.  The principal business of MOM, LLC is holding and managing real estate for commercial or residential purposes.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Miles is a citizen of the United States of America. MOM, LLC is organized under the laws of the State of Georgia.

Item 3. Source and Amount of Funds or Other Consideration.

On December 28, 2017, the Reporting Person closed on the purchase of 1,327,434 shares of the Issuer’s Common Stock at a purchase price of $2.26 per share (for an aggregate purchase price of $3,000,000), pursuant to the terms of a Securities Purchase Agreement dated October 2, 2017 (the “Securities Purchase Agreement”).  The source of the purchase price was personal funds of the Reporting Person.  At such closing, pursuant to the terms of the Securities Purchase Agreement, Mr. Miles was issued a warrant to purchase up to 1,327,434 shares of Common Stock at an exercise price of $5.00 per share.  The warrant becomes exercisable six (6) months after the date of issuance and expires on the fifth anniversary of the date of issuance.

Item 4. Purpose of Transaction.

Patrick S. Miles, the manager of MOM, LLC, was appointed as the Executive Chairman and a director of Issuer effective October 2, 2017. In connection with his appointment as the Executive Chairman and a director of the Issuer, Mr. Miles was granted 1,000,000 restricted stock units which vest in three equal annual installments on October 2, 2018, 2019 and 2020, respectively.  Except in Mr. Miles’ capacity as the Executive Chairman and a director of the Issuer or as otherwise set forth herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date hereof, (i) Mr. Miles beneficially owns (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 1,827,434 shares of Common Stock, consisting of 1,577,434 shares of Common Stock,  and 250,000 shares of Common Stock underlying warrants, representing approximately 9.1% of the outstanding Common Stock; and (ii) MOM, LLC beneficially owns (as that term is defined in Rule 13d-3 promulgated by the SEC) an aggregate of 500,000 shares of Common Stock, consisting of 250,000 shares of Common Stock, and 250,000 shares of Common Stock underlying warrants, representing approximately 2.5% of the outstanding Common Stock.[1]

(b)

Mr. Miles has sole voting and dispositive power with respect to 1,327,434 shares of the Common Stock.  Each of Mr. Miles and MOM, LLC has shared voting and dispositive power with respect to 500,000 shares of the Common Stock.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or proceed from the sale of, the shares of Common Stock held by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1:

Securities Purchase Agreement, dated as of October 2, 2017, by and between the Issuer and Mr. Miles (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on October 2, 2017).

Exhibit 2:	Joint Filing Agreement of the Reporting Persons dated January 8, 2018.

[1]

This percentage is based upon 19,838,610 outstanding shares of Common Stock as of the date of this filing.  Pursuant to Rule 13d-3 promulgated by the Commission, to compute the applicable Reporting Person’s beneficial ownership of shares of the Issuer’s Common Stock, any such shares not outstanding which are subject to warrants or conversion privileges are deemed to be outstanding for purposes of computing the percentage of outstanding securities of the class owned by such Reporting Person, but are not deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 8, 2018

/s/ Patrick S. Miles Patrick S. Miles MOM, LLC By: /s/ Patrick S. Miles Its:Manager